Exhibit 99.1

HOST MARRIOTT CORPORATION

CODE OF BUSINESS CONDUCT AND ETHICS

FOR EMPLOYEES

HOST MARRIOTT CORPORATION

CODE OF BUSINESS CONDUCT AND ETHICS

1.    INTRODUCTION

The collection of policies and guidelines established in this Code of Business Conduct and Ethics applies to all employees of Host Marriott Corporation and its consolidated subsidiaries (“Host Marriott” or the “Company”). We believe that long-term, trusting business relationships are built by being honest, open and fair. We promise to uphold the highest professional standards in all business operations. We also expect that those with whom we do business (including suppliers and customers) will adhere to our Code of Business Conduct and Ethics standards.

The fundamental principle that underlies the way we do business at Host Marriott is good judgment. An understanding of our legal and ethical parameters enhances that judgment. Host Marriott has a responsibility to pay constant attention to all legal boundaries and to comply with all applicable laws and regulations in all of its operations worldwide. We have the same obligation to the communities in which we do business, to the clients and customers with whom we do business, and to the shareholders who have invested in us. For everyone at Host Marriott, this means following the spirit of the law and doing the right, ethical thing even when the law is not specific.

This Code outlines the broad principles of legal and ethical business conduct embraced by Host Marriott. It is not a complete list of legal or ethical questions an employee might face in the course of business, and therefore, this Code must be applied using common sense and good judgment. All of Host Marriott employees must conduct themselves according to these policies and seek to avoid even the appearance of improper behavior. Employees should also refer to the Company’s Insider Trading Policy Statement and Policies and Procedures, which include equal employment opportunity, sexual harassment, and loss prevention, posted by Human Resources on the Company’s intranet, which supplement and are in addition to this Code.

Although we realize that no two situations are alike, we aim for consistency and balance when encountering any ethical issues. It is essential that we all keep an eye out for possible infringements of Host Marriott business ethics—whether these infringements occur in dealings with the government or the private sector, and whether they occur because of oversight or intention, whether the persons involved are top management or rank-and-file employees.

Outstanding employees are key to Host Marriott’s success. Everyone is part of the company team, and each of us deserves to be treated with dignity and respect. In addition, every employee is responsible for his or her own conduct. No one has the authority to make another employee violate this Code, and any attempt to direct or otherwise influence someone else to commit a violation is unacceptable.

Managers, in particular, set an example for other employees and are often responsible for directing the actions of others. Host Marriott requires all employees, including managers, to know and understand this Code, as it applies personally to the employee or manager and to those under his or her supervision.

Those who violate the policies in this Code will be subject to disciplinary action, up to and including a discharge from Host Marriott and, where appropriate, civil liability and criminal prosecution. If you are in a situation that you believe may violate or lead to a violation of this Code, follow the policies described in Sections 15 and 16 of this Code.

Host Marriott employees who have questions regarding business conduct or possible violations should contact the Law Department. Host Marriott will not tolerate retaliation for reports made in good faith.

2.    ETHICAL BUSINESS CONDUCT

It is essential that we watch for possible infringements of Host Marriott’s business ethics — whether these infringements occur in dealings with the government or the private sector, and whether they occur because of oversight or intention. Host Marriott employees who have knowledge of possible violations should notify Human Resources, the Law Department or the “Ethics at Host Marriott Corporation” hotline. Any questions or concerns regarding accounting, internal controls, or auditing matters will be forwarded to the Audit Committee of the Board of Directors.

To assist employees in the day-to-day protection of our business ethics, we have compiled a list of some areas where breaches may occur:

•	Improper or excessive payments of any of the following:

•	Consulting fees or director & officer payments
•	Expense reports
•	Employee loans

•	Questionable payments to agents, consultants or professionals whose backgrounds have not been adequately investigated, who do not have signed contracts or letters of engagement, or whose association with Host Marriott would be embarrassing if exposed

•	Payroll-related expenditures, bonuses, awards and non-cash gifts given to or by Host Marriott employees without proper approval and adequate documentation

•	Payments made in cash or checks drawn to Cash or Bearer or bank accounts not in Host Marriott’s name

•	Transfers to or deposits in the bank account of an individual, rather than in the account of the company with which we are doing business

•	Billings made higher or lower than normal prices for fees, at a customer’s request

•	Payments made for any purpose other than that described in supporting documents

•	Payments made to employees of customers or agencies through intermediary persons or organizations, or that seem to deviate from normal business transactions

•	Any large, abnormal, unexplained or individually approved contracts, or expenditures made without review of supporting documentation

•	Unusual transactions occurring with nonfunctional, inactive or shell subsidiaries or undisclosed or unrecorded assets or liabilities

•	Use of unethical or questionable means to obtain information, including information about competitors

•	An employment, consulting or business relationship between a Host Marriott employee and another company, especially in the same or related business

•	Frequent trading (buying and selling over short intervals) in Host Marriott stock or the stock of a company with which we do business.

These are examples of possible infringements that Host Marriott employees need to avoid. Employees should feel free to discuss any concerns about this policy with the Law Department.

3.    COMPLIANCE WITH LAWS, RULES AND REGULATIONS

Obeying the law, both in letter and in spirit, is one of the foundations on which Host Marriott’s ethical policies are built. All employees must respect and obey the laws of the cities, states and countries in which we operate, including, without limitation, laws relating to alcoholic beverages, anti-trust, campaign finance, civil rights, copyright protection, environmental protection, foreign corrupt practices, securities and taxes. Although not all employees are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel.

4.    CONFLICTS OF INTEREST

Host Marriott respects the rights of employees to manage their personal affairs and investments and does not wish to intrude upon their personal lives. At the same time, employees must act in the best interests of Host Marriott and avoid situations that present a potential or actual conflict between their interests and the interests of Host Marriott.

A “conflict of interest” exists when a person’s private interest interferes in any way with the interests of Host Marriott. A conflict situation can arise when an employee of Host Marriott takes actions or has interests that may make it difficult to perform his or her company work objectively and effectively. Conflicts of interest also arise when an employee or members of his or her immediate family, receive improper personal benefits as a result of his or her position in or with Host Marriott. Loans to, or guarantees of obligations of, employees or their immediate family members also create conflicts of interest.

Conflicts of interest are generally prohibited as a matter of Host Marriott policy. Exceptions may only be made after review and approval of specific or general categories by the Board of Directors. Conflicts of interest may not always be clear cut, so if you have a question, you should consult with your supervisor or Host Marriott’s General Counsel. Any employee who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, manager or other appropriate personnel or consult the policies described in Sections 15 and 16 of this Code.

Examples of Conflicts of Interest:

Relationships with a Competing Business and Certain Other Entities:

Engaging in a competing business while employed with Host Marriott is a conflict of interest. In addition, certain relationships with a competing business or an entity that has a material financial or adverse relationship with Host Marriott are also conflicts of interest. For that reason, no employee may, without prior approval:

•	Engage in any competing business with Host Marriott; or

•	Engage in the following activities with a competing business, an entity that has a material financial relationship with Host Marriott or an entity whose interests are adverse to or conflict with, in a material respect, the interests of Host Marriott:

•	serve as a director, officer or key personnel;
•	own more than 10% of the stock or other equity interest; or
•	provide directly consulting, legal, advisory or other services.

The determination of whether a “material financial relationship” exists or whether an interest is adverse to (or in conflict with) the interests of Host Marriott in a material respect will be made on a case-by-case basis by the Office of the General Counsel.

Outside or Additional Part-Time Work:

While the best policy is to avoid any direct or indirect business connection with our customers, suppliers or competitors, except on our behalf, employees may wish to take on additional part-time work with organizations that are not our competitors, customers or suppliers. While such work in itself does not constitute a conflict of interest, the second job must be strictly separated from the employee’s job at Host Marriott, and is subject to the following restrictions:

•	Outside work must not be done on company time and must not involve the use of company equipment or supplies

•	The employee should not attempt to sell products or services from the outside work to Host Marriott

•	Performance of the outside work must not interfere with or prevent the employee from devoting the time and effort needed to fulfill the employee’s primary duties and obligations as an employee of Host Marriott

Favors, gifts, and entertainment:

Host Marriott employees and members of their families must not give or receive valuable gifts (including gifts of equipment, discounts, or favored personal treatment) to or from any person associated with Host Marriott vendors or customers. This includes accepting the opportunity to buy “directed shares” (also called “friends and family shares”) from a company where the Host Marriott employee is now or is likely to become involved in the evaluation, recommendation, negotiation or approval of current or prospective business with that company. Under no circumstances may an employee accept a gift of cash or cash equivalents.

This is not intended to preclude Host Marriott from receiving or evaluating appropriate complimentary products or services. Nor is it intended to preclude Host Marriott from making a gift to a company or organization, provided that the gift is openly given, with full knowledge by the company or organization, and is consistent with applicable law. In rare circumstances, local customs in some countries may call for the exchange of gifts having more than nominal value as part of the business relationship. In these situations, gifts may be accepted only on behalf of Host Marriott (not an individual) with the approval of the Host Marriott Law Department. Any gifts received should be turned over to Human Resources for appropriate disposition or donated to a nonprofit, charitable organization. In all cases, the exchange of gifts must be conducted so there is no appearance of impropriety. Gifts may only be given in accordance with applicable laws, including the U.S. Foreign Corrupt Practices Act.

Gifts, including advertising, novelties, favors and non-business related entertainment, are allowed when the following conditions are met:

•	They are consistent with Host Marriott’s business practices

•	They do not violate any applicable law, such as state and federal procurement laws and regulations

•	They are of limited value ($150.00 or less)

•	Public disclosure would not embarrass Host Marriott

Any gift not meeting these conditions may be accepted only with the prior approval of Human Resources or the Law Department.

Direct Reporting to Spouse, Partner or Immediate Family:

The potential for conflict of interest clearly exists if your immediate family member (i.e., spouse, sibling, child, or parent) or someone with whom you have a romantic relationship also works at Host Marriott and is in a direct reporting relationship to you. Employees should not directly supervise, report to, or be in a position to influence the hiring, work assignments or evaluations of an immediate family member or someone with whom they have a romantic relationship. If you have any questions, please consult Host Marriott’s Senior Vice President of Human Resources.

5.    INSIDER TRADING

The federal securities laws strictly forbid employees from buying or selling Host Marriott’s securities while in possession of material nonpublic information about Host Marriott. Likewise, employees may not “tip” a family member, friend or other person by providing that person with material non-public information about Host Marriott. Any of these actions may amount to “insider trading” and are strictly prohibited. Employees, officers and directors should refer to Host Marriott’s Insider Trading Policy Statement, which contains more detailed policies and rules relating to transactions in Host Marriott’s securities. If you have any questions, please consult Host Marriott’s General Counsel.

6.    CORPORATE OPPORTUNITIES

Employees are prohibited from taking for themselves personally opportunities that are discovered through the use of corporate property, information or position. No employee may use corporate property, information, or position for improper personal gain. Employees owe a duty to Host Marriott to advance its legitimate interests when the opportunity to do so arises.

7.    COMPETITION AND FAIR DEALING

We seek to outperform our competitors fairly and honestly. We seek competitive advantages through superior performance, never through unethical or illegal business practices. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies, is prohibited. Our employees should endeavor to respect the rights of and deal fairly with Host Marriott’s customers, suppliers, competitors and employees. No employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.

8.    SPECIAL ETHICS OBLIGATIONS OF EMPLOYEES WITH FINANCIAL REPORTING OBLIGATIONS

Host Marriott requires honest and accurate recording and reporting of information in order to make responsible business decisions. All of Host Marriott’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect Host Marriott’s transactions and must conform both to applicable legal and accounting requirements and to Host Marriott’s system of internal controls. Unrecorded or “off the books” funds or assets should not be maintained under any circumstances.

The accurate and timely reporting of our financial results and financial condition requires that all financial information be recorded promptly and accurately, and that our systems for recording and reporting that information be properly functioning and subject to regular and thorough evaluations. While not all of us may be familiar with accounting procedure, we do need to make sure that every business record is accurate, complete and reliable.

All employees are responsible to report to Host Marriott any concerns regarding questionable accounting or auditing matters that may come to their attention. This policy also applies to all operating reports or records prepared for internal or external purposes, such as environmental data, product test results, quality control reports, or sales projections. False, misleading or incomplete information impairs Host Marriott’s ability to make good decisions, undermines trust in the long term, and may in some cases be illegal.

Business records and communications often become public, and employees should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that can be misunderstood. This applies equally to e-mail, internal memos, and formal reports. Records should always be retained or destroyed according to Host Marriott’s record retention policies. In accordance with those policies, in the event of litigation or governmental investigation please consult Host Marriott’s General Counsel.

The Treasury and Accounting Departments bear a special responsibility for promoting integrity throughout the organization, with responsibilities to stakeholders both inside and outside of Host Marriott. The Chief Executive Officer, Chief Financial Officer, and other personnel have a special role both to adhere to these principles themselves and also to ensure that a culture exists throughout Host Marriott as a whole that ensures the fair and timely reporting of Host Marriott financial results and condition.

Because of this special role, the Chief Executive Officer, Chief Financial Officer and all other members of the Treasury and Accounting Department are bound by the following Financial Officer Code of Ethics, and by accepting the Code of Business Conduct and Ethics, each agrees that he or she will:

➢	Act with honesty and integrity, avoiding actual or apparent conflicts of interest involving personal and professional relationships

➢	Provide other officials and constituents of Host Marriott information that is full, fair, accurate, complete, objective, timely and understandable

➢	Comply with rules and regulations of all governmental entities, as well as other private and public regulatory agencies to which Host Marriott is subject

➢	Act at all times in good faith, responsibly, with due care, competence and diligence, and without any misrepresentation of material facts

➢	Act objectively, without allowing my independent judgment to be subordinated

➢	Respect the confidentiality of company information, except when authorized or otherwise required to make any disclosure, and avoid the use of any company information for personal advantage

➢	Share his or her knowledge and skills with others to improve Host Marriott’s communications to its constituents

➢	Promote ethical behavior among employees under his or her supervision at Host Marriott

➢	Achieve responsible use of and control over all assets and resources of Host Marriott entrusted to him or her

Violations of this Financial Officer Code of Ethics, including failures to report potential violations by others, will be viewed as a severe disciplinary matter that may result in personnel action, including termination of employment, and, where appropriate, civil liability and criminal prosecution. If you believe that a violation of the Financial Officer Code of Ethics has occurred, please contact Host Marriott’s General Counsel. You may also contact the Audit Committee of the Board of Directors through the hotline at 800/241-5689.

It is against Host Marriott’s policy to retaliate against any employee for good faith reporting of violations of this Financial Officer Code of Ethics or for participating in any investigation relating to a reported violation.

9.    COMPLETE, ACCURATE AND TIMELY DISCLOSURE

Host Marriott is owned by the public and its shares are listed for trading on the New York Stock Exchange. As a result, Host Marriott is obligated to make various disclosures to the public. Host Marriott is committed to full compliance with all requirements applicable to its public disclosures. Host Marriott has implemented disclosure controls and procedures to assure that its public disclosures are timely, compliant and otherwise full, fair, accurate and understandable. All employees responsible for the preparation of Host Marriott’s public disclosures, or who provide information as part of that process, have a responsibility to assure that such disclosures and information are complete, accurate and in compliance with Host Marriott’s disclosure controls and procedures.

10.    PROTECTION AND PROPER USE OF COMPANY ASSETS

All employees should endeavor to protect company assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on Host Marriott’s profitability. All company assets should be used for legitimate business purposes only. Any suspected incident of fraud or theft should be immediately reported for investigation. Company equipment should not be used for non-company business, though reasonable incidental personal use is permitted.

The obligation of employees to protect company assets includes its proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data and reports.

Unauthorized use or distribution of this information would violate Host Marriott’s policy. It could also be illegal and result in civil or even criminal penalties. Employees who have access to proprietary and confidential information are obligated to safeguard it from unauthorized access in accordance with Host Marriott’s policy on confidential information (see Section 11 of this Code).

11.    CONFIDENTIALITY

Employees of Host Marriott must maintain the confidentiality of information entrusted to them by Host Marriott or its customers, except when disclosure is either expressly authorized by Host Marriott or required by law. Confidential information includes all non-public information, including information that might be of use to competitors, or harmful to Host Marriott or its customers, if disclosed. Confidential information includes, without limitation, financial information, forecasts and analyses and offers and proposals for acquisitions, dispositions and other transactions and the other documents and analyses related thereto, and new client accounts or the termination of existing client accounts. Employees are required to keep confidential all confidential information and may not disclose, reveal or discuss this information with persons outside of Host Marriott or use this information for their own direct or indirect benefit or for the direct or indirect benefit of any family member, friend, relative or other recipient of the information. Should any employee have a question as to whether certain information is considered confidential information, that person should contact or consult with Host Marriott’s General Counsel.

The obligation to keep company information confidential continues indefinitely following termination of the employment or other relationship with Host Marriott, and Host Marriott will pursue all legal remedies available at law or in equity to prevent any former employee from using company confidential information.

12.    PAYMENTS TO GOVERNMENT PERSONNEL; POLITICAL ACTIVITIES AND CONTRIBUTIONS

The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any jurisdiction.

In addition, the U.S. government has a number of laws and regulations regarding business gratuities that may be accepted by U.S. government personnel. The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate Host Marriott’s policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules. Host Marriott’s General Counsel can provide guidance to you in this area.

Host Marriott respects and supports the rights of employees to participate in political activities. However, these activities should not be conducted on company time or involve the use of any company resources such as telephones, computers or supplies. Employees will not be reimbursed for personal political contributions.

Host Marriott may sometimes express its views on local, national and international issues that affect its operations. In such cases, company funds and resources may be used, but only when permitted by law and by our strict company policies. Host Marriott may also make limited contributions to political parties or candidates in jurisdictions where it is legal and customary to do so. No employee may make or commit to political contributions on behalf of Host Marriott without approval from Host Marriott’s General Counsel.

13.    WAIVERS OF THE CODE OF BUSINESS CONDUCT AND ETHICS

Any waiver of this Code for executive officers may be made only by independent directors of the Board of Directors or a Board committee comprised solely of independent directors and will be promptly disclosed as required by law or regulation of the New York Stock Exchange.

14.    ADVICE ON ETHICS QUESTIONS

Employees who have questions about this Code should turn to their immediate supervisors in the first instance. Host Marriott’s “open door” policy gives employees the freedom to approach any member of management with ethical questions or concerns in good faith without fear of retaliation.

15.    REPORTING ANY ILLEGAL OR UNETHICAL BEHAVIOR

If you believe that actions have taken place, may be taking place or may be about to take place that violate or would violate this Code, you must bring the matter to the attention of Host Marriott. You are encouraged to talk to your supervisor, manager or other appropriate personnel about observed illegal or unethical behavior and when in doubt about the best course of action in a particular situation. Any supervisor or manager who receives a report of a potential violation of this Code must report it immediately to Host Marriott’s General Counsel or the Senior Vice President of Human Resources.

You are required to communicate any violations of this Code to Host Marriott’s Human Resources department or Host Marriott’s General Counsel, by any of the following methods:

•	In writing either by internal mail or standard mail;

•	By e-mail; or

•	By telephone.

Host Marriott has contracted with a company to provide a confidential hot line, which can be accessed by telephone and e-mail. Employees who use the hot line are guaranteed confidential treatment. All employee communications made in good faith will be treated promptly and professionally and without risk of retribution whatsoever. The number of the hot line is 800/241-5689. Any use of these reporting procedures in bad faith or in a false or frivolous manner will be considered a violation of this Code. Further, you should not use Host Marriott’s ethics hotline for personal grievances not involving this Code.

We would prefer you identify yourself to facilitate our investigation of any report. However, you may choose to remain anonymous. We will use reasonable efforts to protect the identity of any person who reports potential misconduct in good faith and any retaliation for reports of misconduct by others made in good faith will not be tolerated. Indeed, any employees who engage in retaliation are subject to discipline, up to and including termination, and in appropriate cases, civil and/or criminal liability. We will also use reasonable efforts to protect the identity of the person about or against whom an allegation is brought, unless and until it is determined that a violation has occurred.

Any person involved in any investigation in any capacity of a possible misconduct must not discuss or disclose any information to anyone outside of the investigation unless required by law or when seeking his or her own legal advice, and is expected to cooperate fully in any investigation. It is against Host Marriott’s policy to retaliate against any employee for participating in any investigation of possible misconduct.

16.    COMPLIANCE PROCEDURES

We must all work to ensure prompt and consistent action against violations of this Code. However, in some situations it is difficult to know right from wrong. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. These are the steps to keep in mind:

•	Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

•	Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with, and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.

•	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

•	Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the question, and will appreciate being brought into the decision-making process. Remember that it is your supervisor’s responsibility to help solve problems.

•	Seek help from company resources. In the rare case where it may not be appropriate to discuss an issue with your supervisor, or where you do not feel comfortable approaching your supervisor with your question, discuss it with Human Resources or the Law Department.

•	You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected. Host Marriott does not permit retaliation of any kind against employees for good faith reports of ethical violations.

•	Always ask first, act later. If you are unsure of what to do in any situation, seek guidance before you act.

17.    ADMINISTRATION

Board of Directors.    The Board of Directors, through the Nominating and Corporate Governance Committee, will help ensure this Code is properly administered. The Nominating and Corporate Governance Committee will be responsible for the annual review of the compliance procedures in place to implement this Code and will recommend clarifications or necessary changes to this Code to the Board of Directors for approval. Any changes to the Code will be immediately disclosed and disseminated via electronic means.

Officers and Managers.    All officers and managers are responsible for reviewing this Code with their employees and ensuring they have signed the attached certification. Officers and managers are also responsible for the diligent review of practices and procedures in place to help ensure compliance with this Code.

CERTIFICATION

I hereby acknowledge that I have read the Code of Business Conduct and Ethics of Host Marriott for Employees, have become familiar with its contents and will comply with its terms. Any violations of which I am aware are noted below.

/s/ NAME
Name (please print)

Signature

Date